

08005144

Rule 12g3-2(b) File No. 82-5190

082-34643

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date September 26, 2008
Contact Martina C. Erni-Schuler

Unaxis Holding Inc

~~OC Oerlikon Corporation AG,~~ Pfäffikon
Rule 12g3-2(b) File No. 82-5190

SUPPL

The enclosed information is being furnished to the Securities and Exchange
Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the
"Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the
"Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the
understanding that such information and documents will not be deemed to be "filed"
with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that
neither this letter nor the furnishing of such information and documents shall constitute
an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

PROCESSED

⌐J OCT 03 2008

Corporate Communications

THOMSON REUTERS

Enclosure

* **Disclosure of shareholding of Banque Cantonale Vaudoise pursuant to stock
  exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone   +41 58 360 96 05
Fax   +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Rule 12g3-2(b) File No. 82-5190

RECEIVED

2008 OCT -1 P 1:21

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, September 26, 2008 – According to information provided by Banque Cantonale Vaudoise, Place Saint-François 14, 1003 Lausanne, on September 24, 2008, their sale positions fell below the 5 % threshold as at September 19, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 1.61 %

- 36 470 long call options with 36 470 (0.26 %) voting rights conferred [*)]
- 191 810 (written) short put options with 191 810 (1.35 %) voting rights conferred [*)]

Sale positions:

Percentage of voting rights from underlying shares: 4.54 %

- 293 165 short call options with 293 165 (2.07 %) voting rights conferred [*)]
- 349 071 long put options with 349 071 (2.47 %) voting rights conferred [*)]

The shareholder's contact person for the present notification is:

François Seydoux, Case postale 300, 1001 Lausanne

Tel +41 21 212 17 70, Fax +41 21 212 10 95

[*)] Based on a recommendation by SWX Swiss Exchange of July 2, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para.1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; Tel: +41 58 360 96 22; Fax: +41 58 360 91 93).

OC Oerlikon Management AG, Pfäffikon   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.oerlikon.com
CH-8808 Pfäffikon SZ

Page 2 For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Corporate Investor Relations
Tel. +41 58 360 96 02	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 98 22
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

OC Oerlikon Management AG, Pfäffikon   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.oerlikon.com
CH-8808 Pfäffikon SZ

